Draft of January 20, 1994
                                                            Form of Opinion



                                EXHIBIT "B"


                                                         March     __, 1994




The Board of Directors
LSB Industries, Inc.
16 South Pennsylvania Avenue
Oklahoma City, Oklahoma  73107

Gentlemen:

              You have requested our opinion as to the fairness, from a financial point of view, to LSB Industries, Inc. ("LSB") of the consideration to be received in connection with the proposed purchase (the "Stock Purchase") by Fourth Financial Corporation ("Fourth") of Equity Bank for Savings, F.A. (the "Bank"), after giving effect to the purchase by LSB from the Bank of a mortgage loan secured by the Equity Tower building and certain other assets (the "Retained Assets") and certain special purpose subsidiaries (the "Retained Corporations"), pursuant to the Stock Purchase Agreement dated as of
    February 9,     1994 (the "Agreement"), among LSB and its wholly-owned
subsidiary, Prime Financial Corporation ("Prime"), as sellers, and Fourth, as purchaser. As set forth more fully in the Agreement, Fourth will purchase all of the issued and outstanding shares of capital stock of the Bank from Prime for a purchase price (the "Purchase Price"), calculated as provided in the Agreement, of approximately $92 million in cash, subject to certain adjustments to reflect changes in the Bank's consolidated statement of condition between the date hereof and the closing date. LSB shall have no obligation to consummate the Agreement if the Purchase Price is determined to be less than $92 million.

              As an investment banker, we are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwritings, distributions of securities and similar activities. We have acted as financial advisor to LSB in connection with the Stock Purchase. In connection therewith, we have been paid a fee of $75,000 and will be paid an additional fee for our services as financial advisor which is contingent upon the consummation of the Stock Purchase. In the course of our activities, we have provided investment banking services to LSB from time to time, including acting as managing underwriter of LSB's public offering of $3.25 Convertible Exchangeable Class C Preferred Stock, Series 2 on May 19, 1993. We may, in the ordinary course of our business, trade securities of LSB for our own account or for the accounts of our customers and, thus, may hold long or short positions in such securities at any time.

              In connection with this opinion, we have reviewed, among other
things,    a draft, dated March ____, 1994, of     LSB's Proxy Statement,
relating to the Stock Purchase; the Agreement; audited consolidated financial statements of the Bank for the three years ended December 31, 1992; and certain financial and other information regarding the Bank, including financial forecasts for the Bank, which were furnished to us by LSB and the Bank or were publicly available. We have held discussions with members of the senior management of the Bank with respect to its past and current business operations and financial condition, regulatory relationships and future prospects. We also have held discussions with the independent auditors of the Bank regarding its financial and accounting affairs. In addition, we have compared certain financial and stock market information for the Bank with similar information for other companies the securities of which are publicly traded, and reviewed the financial terms of certain recent merger and acquisition transactions involving savings institutions specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

              We have relied, without independent verification, upon the accuracy and completeness of all of the financial and other information reviewed by us for purposes of this opinion, and have not attempted independently to verify any of such information. In that regard, we have not conducted a physical inspection of any of the properties or assets of the Bank, nor have we made or obtained any independent evaluation or appraisals of any properties, assets or liabilities of the Bank. In addition ,we have assumed, with your consent, that the financial forecasts furnished to us had been reasonably prepared on a basis reflecting the best currently available judgments and estimates of the Bank. This opinion does not address the relative merits of the Stock Purchase as compared to any alternative business strategies that might exist for LSB. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

              It is understood that this letter is for the information of the Board of Directors of LSB only, and may not be used for any other purpose or disclosed or otherwise referred to without our prior written consent, except as may otherwise be required by law or by a court of competent jurisdiction.

              Based upon and subject to the foregoing, it is our view as investment bankers that as of the date hereof the Purchase Price is fair, from a financial point of view, to LSB.

                                      Very truly yours,











































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